UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Copy to:

Jennifer M. Schneck Linklaters One Silk Street London EC2Y 8HQ England 011-44-20-7456-2000	Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, State, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London E14 5DS England 011-44-20-7519-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX
EX-99.A.27: PRESS RELEASE DATED JANUARY 11, 2005

      This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”), as amended, initially filed by Gold Fields with the Securities and Exchange Commission (the “SEC”) on December 7, 2004 relating to the Subsequent Offer. Except as otherwise defined herein, capitalized terms shall have the meaning given to them in the Schedule 14D-9.

      This Amendment No. 6 amends and supplements Item 8 as follows:

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Gold Fields Communications

     On January 11, 2005, Gold Fields issued a press release reiterating the Board’s position regarding the unsolicited hostile offer by Harmony (the “Offer”). In summary, the Board is convinced that the Offer has little merit, as is evidenced by the fact that only 11.5% of Gold Fields shareholders accepted Harmony’s Early Settlement Offer, and, in order to stop the ongoing value destruction for shareholders of both companies, should be abandoned.

     The Gold Fields Board remains committed to maximising value for all of Gold Fields shareholders. The Board believes that the Offer does not represent a fair value for Gold Fields; takes no account of the high quality of Gold Fields’ asset base; does not reflect the benefits that successful international diversification has brought to Gold Fields shareholders; and does not reflect the troubled financial and operational condition of Harmony, nor the positive operating trend that Gold Fields is experiencing.

     Shareholders are advised that the Board of Gold Fields continues to oppose the Offer vigorously, as the Board believes:

•	the Offer grossly undervalues Gold Fields; consists of only Harmony’s over-valued shares with no cash element; and offers no control premium to Gold Fields shareholders;

•	Harmony’s management model, the so-called “Harmony Way,” is flawed and unsuited for the challenges presented by Gold Fields’ complex, long-life and deep level South African mining operations;

•	Harmony does not have the vision, management depth, or skills and capabilities to manage a global mining company, as they have effectively demonstrated through their poor track record of international expansion over the past decade;

•	Harmony’s financial position is increasingly troubled, as is evidenced by its interest costs exceeding the cash flow generated by its operations. The Board believes that this is seriously impairing Harmony’s balance sheet and will threaten the viability of any combined entity. At the current rand gold price nearly half of Harmony’s production is making operating losses;

•	despite Harmony’s aggressive marketing and reporting practices its business model has failed both in South Africa and internationally. The latest Harmony assertion that continuous operations, or CONOPS, is the panacea that will save Harmony, is now being exposed with the breakdown over the Christmas period of CONOPS at the Free State operations, potentially resulting in significant lost production; and

•	an independent Gold Fields offers shareholders a solid and transparent investment vehicle with more exciting growth prospects than the combination proposed by Harmony.

     The Board recommends that Gold Fields shareholders and ADR holders should continue to reject the Offer, should not tender their shares or ADRs, and should continue to reap the benefits of a well managed, performance focussed, internationally diversified South African champion – Gold Fields.

     In addition, the Board also communicated that following the discussions held in Moscow late in December 2004, Gold Fields and Harmony have agreed to engage in discussions with a view to exploring possible alternative transactions to the Subsequent Offer. At this stage no viable alternatives have been identified.

     A copy of this press release has been filed herewith as Exhibit 99.(a)(27) and is hereby incorporated herein by this reference.

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      This Amendment No. 6 amends and restates Item 9 as follows:

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(2)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(3)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(4)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(5)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(6)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(7)++	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99	.(a)(8)++	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99	.(a)(9)+++	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99	.(a)(10)**	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99	.(a)(11)***	Judgment by the High Court of South Africa, dated November 11, 2004
99	.(a)(12)***	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99	.(a)(13)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(14)††	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(15)±	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(16)§	Order by the Competition Appeal Court of South Africa, dated November 26, 2004
99	.(a)(17)§	Rulings of the Appeal Tribunal of the South African Securities Regulation Panel, dated November 29, 2004
99	.(a)(18)§	Order of the Constitutional Court of South Africa, dated December 1, 2004
99	.(a)(19)#	Press release announcing that the proposed reverse takeover of IAMGold Corporation will not be completed, dated December 7, 2004
99	.(a)(20)#	Press release rejecting suggestions made in the media by Harmony, dated December 9, 2004
99	.(a)(21)#	Press release expressing concern over Harmony’s delay in producing its Reserves Statement, dated December 10, 2004
99	.(a)(22)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 10, 2004
99	.(a)(23)#	Market and share performance data available on Gold Fields’ website
99	.(a)(24)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 12, 2004
99	.(a)(25)#	Gold Fields’ announcement regarding preliminary discussions relating to the Offer, dated December 20, 2004
99	.(a)(26)#	Letter from Ian Cockerill to Gold Fields employees, dated December 21, 2004
99	.(a)(27)°	Press release reiterating the Gold Fields Board’s position that Harmony’s offer should be abandoned, dated January 11, 2005

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Exhibit		Description

99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

#	Previously filed.

+	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350) filed by Gold Fields with the Securities and Exchange Commission on November 3, 2004.

++	Incorporated by reference to Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 5, 2004.

+++	Incorporated by reference to Amendment No. 3 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 8, 2004.

**	Incorporated by reference to Amendment No. 4 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 9, 2004.

***	Incorporated by reference to Amendment No. 5 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 12, 2004.

††	Incorporated by reference to Amendment No. 9 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 19, 2004.

±	Incorporated by reference to Amendment No. 10 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 23, 2004.

§	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9/C (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2004.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and
Chief Financial Officer
Date: January 11, 2005

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(2)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(3)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(4)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(5)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(6)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(7)++	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99	.(a)(8)++	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99	.(a)(9)+++	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99	.(a)(10)**	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99	.(a)(11)***	Judgment by the High Court of South Africa, dated November 11, 2004
99	.(a)(12)***	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99	.(a)(13)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(14)††	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(15)±	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(16)§	Order by the Competition Appeal Court of South Africa, dated November 26, 2004
99	.(a)(17)§	Rulings of the Appeal Tribunal of the South African Securities Regulation Panel, dated November 29, 2004
99	.(a)(18)§	Order of the Constitutional Court of South Africa, dated December 1, 2004
99	.(a)(19)#	Press release announcing that the proposed reverse takeover of IAMGold Corporation will not be completed, dated December 7, 2004
99	.(a)(20)#	Press release rejecting suggestions made in the media by Harmony, dated December 9, 2004
99	.(a)(21)#	Press release expressing concern over Harmony’s delay in producing its Reserves Statement, dated December 10, 2004
99	.(a)(22)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 10, 2004
99	.(a)(23)#	Market and share performance data available on Gold Fields’ website
99	.(a)(24)#	Advertisement regarding Harmony’s delay in delivering its Reserves Statement, dated December 12, 2004
99	.(a)(25)#	Gold Fields’ announcement regarding preliminary discussions relating to the Offer, dated December 20, 2004
99	.(a)(26)#	Letter from Ian Cockerill to Gold Fields employees, dated December 21, 2004
99	.(a)(27)°	Press release reiterating the Gold Fields Board’s position that Harmony’s offer should be abandoned, dated January 11, 2005

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Exhibit		Description

99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

#	Previously filed.

+	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350) filed by Gold Fields with the Securities and Exchange Commission on November 3, 2004.

++	Incorporated by reference to Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 5, 2004.

+++	Incorporated by reference to Amendment No. 3 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 8, 2004.

**	Incorporated by reference to Amendment No. 4 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 9, 2004.

***	Incorporated by reference to Amendment No. 5 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 12, 2004.

††	Incorporated by reference to Amendment No. 9 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 19, 2004.

±	Incorporated by reference to Amendment No. 10 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 23, 2004.

§	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9/C (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2004.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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